SECURITIES AND EXCHANGE COMMISSION,

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DIGITAL IMPACT, INC.

(Name of Subject Company (Issuer))

DII ACQUISITION CORP.

infoUSA INC.
(Names of Filing Persons — Offerors)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

25385G 10 6

(CUSIP Number of Class of Securities)

Vinod Gupta

infoUSA Inc.
5711 South 85th Circle
Omaha, Nebraska 68127
Telephone: (402) 593-4500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven J. Tonsfeldt

Heller Ehrman White & McAuliffe LLP
275 Middlefield Road
Menlo Park, California 94025
Telephone: (650) 324-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$74,098,000	$8,722

*	For purposes of calculating the amount of filing fee only. Based on the offer to purchase approximately 37,049,000 shares of Common Stock, par value $0.001 per share, of Digital Impact, Inc. at a purchase price of $2.00 per share, net to the seller in cash, without interest. Such number represents the total of approximately 36,900,000 shares issued and outstanding as of February 10, 2005 (as reported in Digital Impact, Inc.’s Quarterly Report on Form 10-Q for Digital Impact, Inc.’s fiscal quarter ended December 31, 2004) but does not include 1,637,000 shares held by infoUSA, and approximately 1,786,000 shares issuable upon the exercise of stock options with an exercise price below the $2.00 purchase price in the offer outstanding as of March 31, 2004 (as reported in Digital Impact, Inc.’s Annual Report on Form 10-K for the year ending March 31, 2004).

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and equals 0.00011770 of the transaction valuation based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission (the “Commission”) on December 9, 2004.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

      This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by infoUSA Inc., a Delaware corporation (“infoUSA”), and DII Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of infoUSA. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Digital Impact, Inc., a Delaware corporation (the “Digital Impact”), at $2.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 1.	Summary Term Sheet.

      The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

      (a) The name of the subject company is Digital Impact, Inc. The information set forth in the Offer to Purchase under “Introduction” and “The Offer — Certain Information Concerning Digital Impact” is incorporated herein by reference.

      (b) The class of equity securities to which this Schedule TO relates is common stock, par value $0.001 per share, of Digital Impact. The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

      (c) The information set forth in the Offer to Purchase under “Price Range of the Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

      (a) - (c) The Schedule TO is being filed by infoUSA and Purchaser. The information set forth in the Offer to Purchase under “Certain Information Concerning infoUSA and Purchaser” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

      (a)(1)(i)-(x) The information set forth in the Offer to Purchase under “Introduction,” “The Offer — Terms of the Offer; Expiration Date,” “The Offer — Acceptance for Payment and Payment,” “The Offer — Procedures for Accepting the Offer and Tendering Shares,” “The Offer — Withdrawal Rights,” “The Offer — Material U.S. Federal Income Tax Consequences of the Offer and the Proposed Merger,” “The Offer — Purpose of the Offer and the Proposed Merger; The Section 203 Condition; Appraisal Rights; ‘Going-Private’ Transactions,” “The Offer — Conditions to the Offer” and “The Offer — Certain Legal Matters; Antitrust; Foreign Approvals; State Takeover Statutes” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

      (a) Not applicable.

      (b) The information set forth in the Offer to Purchase under “The Offer — Background of the Offer” is incorporated herein by reference.

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Item 6.	Purposes of the Transaction and Plans or Proposals.

      (a), (c)(1)-(7) The information set forth in the Offer to Purchase under “Introduction” and “The Offer — Purpose of the Offer and the Proposed Merger; The Section 203 Condition; Appraisal Rights; ‘Going-Private’ Transaction” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

      (a) The information set forth in the Offer to Purchase under “The Offer — Source and Amount of Funds” is incorporated herein by reference.

      (b) Not applicable.

      (d) The information set forth in the Offer to Purchase under “The Offer — Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

      (a) - (b) The information set forth in the Offer to Purchase under “The Offer — Certain Information Concerning infoUSA and Purchaser” is incorporated herein by reference.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used.

      (a) The information set forth in the Offer to Purchase under “Introduction” and “Certain Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

      Not applicable.

Item 11.	Additional Information.

      (a) Not applicable.

      (b) The Offer to Purchase attached to this Schedule TO as Exhibit (a)(1)(A) and the Letter of Transmittal attached to this Schedule TO as Exhibit (a)(1)(B) are incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase dated February 24, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by infoUSA dated February 23, 2005.
(a)(1)(H)	Summary Advertisement published February 24, 2005.
(b)	Commitment Letter dated February 23, 2005.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

      Not applicable.

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SIGNATURE

      After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of February 24, 2005 that the information set forth in this statement is true, complete and correct.

DII ACQUISITION CORP.,

By:	/s/ Raj Das

Name: Raj Das

Title:	Chief Financial Officer

INFOUSA INC.,

By:	/s/ Raj Das

Name: Raj Das

Title:	Chief Financial Officer

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Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated February 24, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by infoUSA dated February 23, 2005.
(a)(1)(H)	Summary Advertisement published February 24, 2005.
(b)	Commitment Letter dated February 23, 2005.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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